Exhibit 99.1

Mountain Province Announces Completion of Arrangement with Kennady Diamonds

Shares Issued and Outstanding: 80,715,558
TSX: MPV
NYSE MKT: MDM

TORONTO AND NEW YORK, July 10, 2012 /CNW/ - Mountain Province Diamonds Inc. (TSX: MPV) (NYSE MKT: MDM) ("Mountain Province" or the "Company") announced today that it has completed the previously announced plan of arrangement (the "Arrangement") on July 6, 2012, the effective date of the Arrangement, pursuant to which Mountain Province transferred the Kennady North property to Kennady Diamonds Inc. ("Kennady Diamonds").

Upon completion of the transfer of the Kennady North property and working capital of C$3M to Kennady Diamonds in exchange for 16,143,111 shares of Kennady Diamonds, Mountain Province distributed the shares of Kennady Diamonds to Mountain Province shareholders on the basis of one Kennady Diamonds' share for every five shares of Mountain Province held by shareholders. The Arrangement is described in detail in the Company's information circular dated March 29, 2012, (the "Circular"), and any capitalized terms otherwise not defined in this news release shall have the meaning as set out in the Circular.

Shareholders entitled to receive Kennady Diamonds shares will receive evidence of the electronic registration of ownership of the Kennady Diamonds shares under the Direct Registration System adopted by the Transfer Agent, as soon as practicable following the Effective Date.

Mountain Province shareholders voted in favour of the special resolution on April 25, 2012, approving the Arrangement.  The Court issued a final order approving the Arrangement on April 30, 2012.  The Arrangement also received conditional approval of the Toronto Stock Exchange on May 25, 2012.  The TSX Venture Exchange conditionally approved the listing of the Kennady Diamonds shares on June 8, 2012.  Kennady Diamonds has been listed on the TSX Venture Exchange under the symbol KDI, and begins trading July 10, 2012.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and highest grade new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

FORWARD LOOKING INFORMATION

This news release includes certain information that may constitute "forward-looking information" under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, the Company's strategic plans,  future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) has reviewed or accepts responsibility for the adequacy or accuracy of this release.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562
E-mail: info@mountainprovince.com
www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 14:24e 10-JUL-12